Exhibit 99.25

OSISKO GOLD ROYALTIES LTD

..........................................
Consolidated Financial Statements

For the years
ended
December 31, 2014 and 2013

February 18, 2015

Independent Auditor’s Report

To the Shareholders of
Osisko Gold Royalties Ltd

We have audited the accompanying consolidated financial statements of Osisko Gold Royalties Ltd, which comprise the consolidated balance sheets as at December 31, 2014 and 2013 and the consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International
Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4	2
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Osisko Gold Royalties Ltd as at December 31, 2014 and 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

___________________________

1 CPA auditor, CA, public accountancy permit No A122718

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
As at December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars)

		December 31,	December 31,
	Notes	2014	2013
		($)	($)
Assets
Current assets
Cash and cash equivalents	7	175,171	161,405
Restricted cash	8	-	560
Accounts receivable	9	562	24,552
Inventories	10	-	79,247
Other assets	11	315	24,260
		176,048	290,024
Non-current assets
Restricted cash	8	-	48,490
Investments in associates	12	14,052	3,557
Other investments	13	65,692	8,998
Royalty interests	14	1,591	-
Property, plant and equipment	15	948	1,870,932
Deferred income taxes	22	11,634	-
		269,965	2,222,001
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	2,987	78,967
Dividends payable	19	1,551	-
Current portion of long-term debt	17	-	71,794
Provisions and other liabilities	18	375	6,913
		4,913	157,674
Non-current liabilities
Long-term debt	17	-	245,157
Provisions and other liabilities	18	386	18,499
Deferred income and mining taxes	22	1,440	69,603
		6,739	490,933
Equity attributable to Osisko Gold Royalties Ltd shareholders
Share capital	19	69,716	2,060,810
Warrants	20	-	20,575
Contributed surplus	21	681	75,626
Equity component of convertible debentures	17	-	8,005
Accumulated other comprehensive income		5,549	16
Retained earnings (deficit)		187,280	(433,964)
		263,226	1,731,068
		269,965	2,222,001

Subsequent events: see Note 32

APPROVED ON BEHALF OF THE BOARD
(signed) Sean Roosen, Director	(signed) Joanne Ferstman, Director

The notes are an integral part of these consolidated financial statements.	4

Osisko Gold Royalties Ltd
Consolidated Statements of Income (Loss)
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Notes	2014	2013
			(Note 6)
		($)	($)

Revenues		17,179	-
Expenses
General and administrative	23	(5,285)	(903)
Business development	23	(3,344)	-
Exploration and evaluation	23	(6,010)	(7,259)
Write-off of property, plant and equipment	23	(4,275)	(8,122)
Operating loss		(1,735)	(16,284)
Interest income		2,115	1,340
Finance costs		(43)	-
Foreign exchange gain		611	17
Share of loss of associates	12	(824)	(1,149)
Other gains (losses)	23	1,072	(12,482)
Earnings (loss) before income taxes		1,196	(28,558)
Income tax expense	22	(3,291)	(126)
Net loss from continuing operations		(2,095)	(28,684)
Net earnings (loss) from discontinued operations	6	1,675,263	(426,419)
Net earnings (loss)		1,673,168	(455,103)

Net loss per share from continuing operations
Basic and diluted	25	(0.05)	(0.66)

Net earnings (loss) per share
Basic and diluted	25	36.40	(10.41)

Net earnings (loss) are solely attributable to Osisko Gold Royalties Ltd shareholders.

The notes are an integral part of these consolidated financial statements.	5

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars)

	2014	2013
		(Note 6)
	($)	($)
Net earnings (loss)	1,673,168	(455,103)
Other comprehensive income (loss):
Changes in fair value of available-for-sale financial assets
Unrealized gain (loss)	9,228	(4,832)
Income tax effect	(1,288)	-
Impairment on available-for-sale financial assets
Reclassification to the statement of income (loss)	335	6,418
Disposal of available-for-sale financial assets
Reclassification to the statement of income (loss) of the realized gain	(3,134)	(422)
Income tax effect	422	-
Share of other comprehensive loss of associates	(30)	-
Other comprehensive income (loss), net of income taxes	5,533	1,164
Comprehensive income (loss)	1,678,701	(453,939)

Other comprehensive income (loss) is composed solely of items that may be reclassified subsequently to net earnings or loss. Comprehensive income (loss) is solely attributable to Osisko Gold Royalties Ltd shareholders.

The notes are an integral part of these consolidated financial statements.	6

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars)

	Notes	2014	2013
			(Note 6)
		($)	($)
Operating activities
Net loss from continuing operations		(2,095)	(28,684)
Adjustments for :
Share-based compensation		1,442	-
Write-off of property, plant and equipment		4,275	8,122
Share of loss of associates		824	1,149
Net loss (gain) on available-for-sale financial assets		(2,556)	841
Net loss on financial assets at fair value through profit and loss		236	1,132
Impairment of associates and other financial assets		1,612	10,645
Deferred income tax expense		3,291	126
Other		(1,135)	-
		5,894	(6,669)
Change in non-cash working capital items	26	2,127	169
Net cash flows used in operating activities from continuing operations		8,021	(6,500)
Net cash flows provided by operating activities from discontinued operations	6	116,066	247,092
Net cash flows provided by operating activities		124,087	240,592
Investing Activities
Acquisition of investments		(30,681)	(19)
Proceeds on disposal of investments		66	1,045
Royalty interests		(1,591)	-
Property, plant and equipment		(1,083)	(5,223)
Net cash flows used in investing activities from continuing operations		(33,289)	(4,197)
Net cash flows used in investing activities from discontinued operations	6	(77,735)	(138,514)
Net cash flows used in investing activities		(111,024)	(142,711)
Financing activities
Issuance of common shares, net of expenses		197,631	12,823
Financing fees		(220)	-
Net cash flows provided by financing activities from continuing operations		197,411	12,823
Net cash flows used in financing activities from discontinued operations	6	(197,301)	(42,528)
Net cash flows provided by (used) in financing activities		110	(29,705)
Increase in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents		13,173	68,176
Effects of exchange rate changes on cash and cash equivalents		593	-
Increase in cash and cash equivalents		13,766	68,176
Cash and cash equivalents - beginning of year		161,405	93,229
Cash and cash equivalents - end of year	7	175,171	161,405

The notes are an integral part of these consolidated financial statements.	7

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd shareholders
		Number of				Equity	Accumulated
		common				component of	other	Retained
		shares	Share		Contributed	convertible	comprehensive	earnings	Total
	Notes	outstanding(i)	capital	Warrants	Surplus	debentures	income (loss)(ii)	(deficit)	equity
		(Note 2)	($)	($)	($)	($)	($)	($)	($)
Balance - January 1, 2014		43,922,470	2,060,810	20,575	75,626	8,005	16	(433,964)	1,731,068
Net earnings for the year		-	-	-	-	-	-	1,673,168	1,673,168
Other comprehensive income		-	-	-	-	-	5,533	-	5,533
Comprehensive income for the year		-	-	-	-	-	5,533	1,673,168	1,678,701
Issuance of common shares – private placements	19	2,794,411	42,000	-	-	-	-	-	42,000
Issuance of common shares – acquisition of investments	19	2,196,607	30,489	-	-	-	-	-	30,489
Dividends declared	19	-	-	-	-	-	-	(1,551)	(1,551)
Share options:
Share-based compensation		-	-	-	7,940	-	-	-	7,940
Fair value of options exercised		-	26,564	-	(26,564)	-	-	-	-
Proceeds from exercise of options		1,241,515	78,575	-	-	-	-	-	78,575
Employee share purchase plan		41,915	2,509	-	-	-	-	-	2,509
Property payments		167,025	14,448	-	-	-	-	-	14,448
Warrants:								-
Fair value of warrants exercised	20	-	20,575	(20,575)	-	-	-	-	-
Proceeds from exercise of warrants	20	1,250,000	78,125	-	-	-	-	-	78,125
Conversion of debt	17	77,532	4,629	-	-	-	-	-	4,629
Deemed distribution to the shareholders and assumption of convertible debentures and unexercised instruments	6	-	(2,286,234)	-	(56,321)	(8,005)	-	(1,050,373)	(3,400,933)
Cancellation of common shares		(36)	-	-	-	-	-	-	-
Share issue costs, net of income taxes		-	(2,774)	-	-	-	-	-	(2,774)
Balance – December 31, 2014		51,691,439	69,716	-	681	-	5,549	187,280	263,226

Balance - January 1, 2013		43,639,466	2,048,843	19,311	65,868	8,005	(1,148)	21,139	2,162,018
Net loss for the year		-	-	-	-	-	-	(455,103)	(455,103)
Other comprehensive loss		-	-	-	-	-	1,164	-	1,164
Comprehensive loss for the year		-	-	-	-	-	1,164	(455,103)	(453,939)
Issue of flow-through shares	19	141,640	5,736	-	-	-	-	-	5,736
Share options:
Share-based compensation		-	-	-	9,570	-	-	-	9,570
Fair value of options exercised		-	862	-	(862)	-	-	-	-
Proceeds from exercise of options		66,863	1,725	-	-	-	-	-	1,725
Employee share purchase plan		73,900	3,692	-	-	-	-	-	3,692
Property payments		600	35	-	-	-	-	-	35
Warrants - modifications to the terms	20	-	-	2,314	-	-	-	-	2,314
Warrants – expired		-	-	(1,050)	1,050	-	-		-
Share issue costs		-	(83)	-	-	-	-	-	(83)
Balance – December 31, 2013		43,922,469	2,060,810	20,575	75,626	8,005	16	(433,964)	1,731,068

(i)	Following the transaction further described in Note 6, for each common share of Osisko Mining Corporation held, shareholders received one tenth of a common share of the Company which was treated as a share consolidation and applied retroactively to all share-related information, except when otherwise mentioned.
(ii)	Accumulated other comprehensive income (loss) relates solely to available-for-sale investments.

The notes are an integral part of these consolidated financial statements.	8

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of activities

Osisko Gold Royalties and its subsidiaries (together “Osisko” or the “Company”) are engaged in the business of acquiring and managing precious metal and other high-quality royalties and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in Québec. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a 5% net smelter royalty (“NSR”) on the Canadian Malartic mine in the Abitibi Gold Belt, immediately south of the Town of Malartic in the Province of Québec, as well as 2% NSR on other exploration and evaluation properties mainly on the Upper Beaver, Kirkland Lake and Hammond Reef properties. Osisko also has an exclusive option to acquire a 3% sliding-scale NSR royalty on all metals produced from the White Pine North project in Michigan, U.S.A. and an exclusive option to purchase a 100% silver NSR royalty on all future silver production from Highland Copper Company Inc.'s White Pine North and Copperwood Projects in Michigan, U.S.A.

Subsequent to year-end, Osisko acquired Virginia Mines Inc. (Note 32), which holds a sliding scale 2.0% - 3.5% NSR on the Éléonore mine, located in the James Bay area in the Province of Québec, and exploration projects also located in the James Bay area.

2.	Basis of presentation

For financial reporting purposes, the Company is considered to be a continuation of Osisko Mining Corporation. Accordingly, all references to Osisko or the Company for events that occurred prior to June 16, 2014 relate to Osisko Mining Corporation. The Company was formed following the agreement between Osisko Mining Corporation, Yamana Gold Inc. ("Yamana") and Agnico Eagle Mines Limited ("Agnico Eagle"), pursuant to which Yamana and Agnico Eagle acquired, by way of a statutory plan of arrangement, on June 16, 2014, all of the outstanding common shares of Osisko Mining Corporation in exchange for (i) $2.09 in cash, (ii) 0.26471 of a Yamana common share, (iii) 0.07264 of an Agnico Eagle common share and (iv) a common share of Osisko Gold Royalties Ltd (immediately thereafter consolidated on a 10 to 1 basis). The share consolidation was applied retroactively to all share-related information, except when otherwise mentioned.

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The accounting policies, methods of computation and presentation applied in these consolidated financial statements are consistent with those of the previous financial year, except for the presentation of interests on the consolidated statements of cash flows as described in Note 26. The Board of Directors has approved the audited consolidated financial statements on February 18, 2015.

3.	Summary of significant accounting policies

The following summary of significant accounting policies are applicable to the Company’s continuing operations. Note 6 contains a supplemental summary of significant accounting policies applicable exclusively to discontinued operations.

(a)	Basis of measurement

The consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial assets at fair value.

(b)	Consolidation

The Company’s financial statements consolidate the accounts of Osisko Gold Royalties Ltd and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. Subsidiaries are all entities over which the Company has the ability to exercise control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to Osisko and are de-consolidated from the date that control ceases. Accounting policies of subsidiaries are consistent with the policies adopted by Osisko.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

(c)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each consolidated entity and associate of the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is Osisko’s functional currency.

(ii)	Transactions and balances

Foreign currency transactions, including revenues and expenses, are translated into the functional currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation’s functional currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of income.

Non-monetary assets and liabilities are translated at historical rates, unless such assets and liabilities are carried at market value, in which case, they are translated at the exchange rate in effect at the date of the balance sheet. Changes in fair value attributable to currency fluctuations of non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Such changes in fair value on non-monetary financial assets, such as equities classified as available-for-sale, are included in other comprehensive income.

(d)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques.

Measurement in subsequent periods depends on the classification of the financial instrument. At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i)	Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Derivatives are also included in this category unless they are designated as hedges.

Financial instruments in this category are recognized initially and subsequently at fair value. The fair values of the warrants are based on the quoted market prices of the warrants on a recognized stock exchange when they are traded. Otherwise, the fair values of the warrants are determined using the Black-Scholes option pricing model. Transaction costs are expensed in the consolidated statement of income. Gains and losses arising from changes in fair value are presented in the consolidated statement of income within other gains (losses) in the period in which they arise. Financial assets at fair value through profit or loss are classified as current except for the portion expected to be realized or paid beyond twelve months of the balance sheet date, which is classified as non-current.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

(d)	Financial instruments (continued)

(ii)	Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity other than: i) those that the Company upon initial recognition designates as at fair value through profit or loss; ii) those that the Company designates as available-for-sale; and iii) those that meet the definition of loans and receivables. If the Company were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than twelve months from the end of the reporting period, which are classified as current assets.

Held-to-maturity financial assets are stated at amortized cost, using the effective interest method. Gains and losses are recognized in the consolidated statement of income when the financial assets are derecognized or impaired, as well as through the amortization process.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables are recognized initially at the amount expected to be received, less, when material, a discount to reduce the loans and receivables to fair value. The fair value of the loans and receivables are based on market interest rates for similar loans taking into account the credit risk associated with the counterparty. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. Loans and receivables are included in current assets, except for instruments with maturities greater than twelve months after the end of the reporting period, which are classified as non-current assets.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.

Available-for-sale financial assets are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. The fair values of the investments in common shares are based on the quoted market prices of those shares on a recognized stock exchange at the end of each reporting period. Gains or losses arising from changes in fair value are recognized in other comprehensive income. Interest on available-for-sale investments, calculated using the effective interest method, is recognized in the consolidated statement of income as part of interest income. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income to the consolidated statement of income and are included in other gains or losses. Available-for-sale financial assets are classified as non-current, unless the investment matures within twelve months, or management expects to dispose of them within twelve months.

(v)	Financial liabilities at amortized cost

Financial liabilities at amortized cost include accounts payable and accrued liabilities and long-term debt. Accounts payable and liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, accounts payable and accrued liabilities are measured at amortized cost using the effective interest method. Long-term debt is recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest rate method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

(d)	Financial instruments (continued)

(v)	Financial liabilities at amortized cost (continued)

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fees are deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fees are capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at fair value through profit and loss	Investments in warrants

Loans and receivables	Bank balances and cash on hand
Notes receivable
Guaranteed investment certificates
Deposits in escrow
Advances to suppliers and other receivables

Held to maturity	Short-term debt securities
Bonds deposited as a guarantee for mine rehabilitation costs

Available-for-sale financial assets	Investments in shares and equity instruments, other than in warrants

Financial liabilities at amortized cost	Accounts payable and accrued liabilities Long-term debt

(e)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. A financial asset is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after initial recognition (a “loss event”) and that loss event has an impact on the estimated cash flows of the financial assets that can be reliably estimated. If such evidence exists, the Company recognizes an impairment loss, as follows:

(i)	Financial assets carried at amortized cost

The impairment loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Impairment losses as well as reversals are recognized in the consolidated statement of income.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

(e)	Impairment of financial assets (continued)

(ii)	Available-for-sale financial assets

The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the consolidated statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to the consolidated statement of income. Impairment losses on available-for-sale financial assets may not be reversed.

(f)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks and other highly liquid short-term investments with original maturities of three months or less or that can be redeemed at any time without penalties.

(g)	Inventories

Finished goods inventory represents gold in saleable form that has not yet been sold. Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs (transportation, refining and insurance) incurred in bringing each product to its present location and condition.

(h)	Investments in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the

Company’s investments in its associates are included in the Company’s results according to the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of profits or losses of associates after the date of acquisition. The Company’s share of profits or losses is recognized in the consolidated statement of income and its share of other comprehensive income or loss of associates is included in other comprehensive income.

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company’s interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of income.

The Company assesses at each period-end whether there is any objective evidence that its investments in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal and value in use) and charged to the consolidated statement of income.

(i)	Royalty interests

Royalty interests consist of acquired royalties and royalty option interests in producing, advanced development and exploration and evaluation stage properties. Royalty interests are recorded at cost and capitalized as tangible assets. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses.

Producing royalty interests are recorded at cost and capitalized in accordance with IAS 16, Property, Plant and Equipment. Producing royalty interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the royalty properties. Management relies on public disclosures for information on proven and probable reserves from the operators of the producing royalty interests.

Royalty interests for exploration and evaluation assets are recorded at cost and capitalized in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

(j)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Repairs and maintenance costs are charged to the consolidated statement of income during the period in which they are incurred.

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method and following periods by major categories:

Leasehold improvements	Lease term
Furniture and office equipment	3-5 years

The Company allocates the amount initially recognized in respect of an item of property and equipment to its significant parts (major components) and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains (losses) in the consolidated statement of income.

Exploration and evaluation expenditures

Exploration and evaluation assets are comprised of exploration and evaluation expenditures and mining properties acquisition costs. Expenditures incurred on activities that precede exploration and evaluation, being all expenditures incurred prior to securing the legal rights to explore an area, are expensed immediately. Exploration and evaluation assets includes rights in mining properties, paid or acquired through a business combination or an acquisition of assets, and costs related to the initial search for mineral deposits with economic potential or to obtain more information about existing mineral deposits. Mining rights are recorded at acquisition cost less accumulated impairment losses. Mining rights and options to acquire undivided interests in mining rights are depreciated only as these properties are put into commercial production.

Exploration and evaluation expenditures for each separate area of interest are capitalized and include costs associated with prospecting, sampling, trenching, drilling and other work involved in searching for ore like topographical, geological, geochemical and geophysical studies. They also reflect costs related to establishing the technical and commercial viability of extracting a mineral resource identified through exploration and evaluation or acquired through a business combination or asset acquisition.

Exploration and evaluation expenditures include the cost of:

(i)	establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body;
(ii)	determining the optimal methods of extraction and metallurgical and treatment processes;
(iii)	studies related to surveying, transportation and infrastructure requirements;
(iv)	permitting activities; and
(v)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures include overhead expenses directly attributable to the related activities.

Cash flows attributable to capitalized exploration and evaluation costs are classified as investing activities in the consolidated statement of cash flows under the heading property, plant and equipment.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

(k)	Impairment of non-financial assets

The carrying value of non-financial assets is reviewed regularly and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“cash-generating units” or “CGUs”). The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The Company evaluates impairment losses at each reporting date for potential reversals when events or circumstances warrant such consideration.

(l)	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current income taxes

The current income tax charge is the expected tax payable on the taxable income for the year, using the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Tax on income in interim periods is accrued using the tax rate that would be applicable to expected total annual earnings.

Deferred income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates (and laws) that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and other available-for-sale investments, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

(m)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

(n)	Warrants

Warrants are classified as equity. Incremental costs directly attributable to the issuance of warrants are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

(o)	Revenue recognition

Revenues include sales of refined gold and silver. Revenues from the sale of refined gold and silver are recognized when the property title is transferred to the counterparty of the transaction, which happens when the metal is delivered to the buyer. Significant risks and rewards of ownership are passed to the buyer at the time of delivery.

(p)	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statement on a straight-line basis over the period of the lease.

(q)	Share-based compensation

Share option plan

The Company offers a share option plan for its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.

Deferred and restricted share units

Deferred share units (“DSU”) and restricted share units (“RSU”) may be granted to employees, directors and officers as part of their long-term compensation package entitling them to receive payout in cash based on the Company’s share price at the relevant time. A liability for DSU and RSU is measured at fair value on the grant date and is subsequently adjusted at each balance sheet date for changes in fair value according to the estimation made by management of the number of DSU and RSU that will eventually vest. The liability is recognized over the vesting period, with a corresponding charge to share-based compensation.

(r)	Earnings per share

The calculation of earnings per share (“EPS”) is based on the weighted average number of shares outstanding for each period. The basic EPS is calculated by dividing the profit or loss attributable to the equity owners of Osisko by the weighted average number of common shares outstanding during the period.

The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the income per share. It also includes shares issued and held in escrow. The treasury stock method is used to determine the dilutive effect of the warrants, share options and the if-converted method is used for convertible debentures. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the shares held in escrow, the outstanding warrants, share options and convertible debentures.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

(s)	Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the Chief

Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments. The Company manages its business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties and similar interests.

4.	Recently issued reporting standards

New accounting standard issued and in effect

IFRIC 21, Levies (“IFRIC 21”)

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs.

The Company has adopted IFRIC 21 effective January 1, 2014. This change was made in accordance with the applicable transitional provision. The adoption of IFRIC 21 did not affect the Company.

Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than January 1, 2014. Many of these updates are not relevant to the Company and are therefore not discussed herein.

IFRS 9, Financial Instruments (“IFRS 9”)

In November 2009 and October 2010, the International Accounting Standards Board (“IASB”) issued the first phase of IFRS 9, Financial Instruments. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9. The final version of IFRS 9 was issued in July 2014 and includes a third measurement category for financial assets (fair value through other comprehensive income) and a single, forward-looking ‘expected loss’ impairment model.

This standard is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only three classification categories: amortized cost, fair value through other comprehensive income and fair value through profit and loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. Management is currently reviewing the impact that this standard will have on its consolidated financial statements.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Recently issued reporting standards (continued)

Accounting standards issued but not yet effective (continued)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations such as IFRIC 13 - Customer Loyalty Programmes. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new Standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The new standard is effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. Management is currently reviewing the impact that this standard will have on its consolidated financial statements.

5.	Critical accounting estimates and judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical judgements in applying the Company’s accounting policies

Impairment of available-for-sale equity investments and investments in associates

The Company follows the guidance of IAS 39 to determine when an available-for-sale equity investment is impaired. The Company also applies IAS 39 to determine whether it is necessary to recognize any impairment loss with respect to its net investment in an associate. This determination requires significant judgement in evaluating if a decline in fair value is significant or prolonged, which triggers an impairment loss. In making this judgement, the Company’s management evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost, the volatility of the investment and the financial health and business outlook for the investee, including factors such as the current and expected status of the investee’s exploration projects and changes in financing cash flows.

Impairment of non-financial assets

Asset groups are reviewed for an indication of impairment at each balance sheet date or when a triggering event is identified. This determination requires significant judgment. Factors which could trigger an impairment review include, but are not limited to, an expiry of the right to explore in the specific area during the period or will expire in the near future, and is not expected to be renewed; substantive exploration and evaluation expenditures in a specific area is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities; and a significant drop in current or forecast commodity prices.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Critical accounting estimates and judgements (continued)

Critical judgements in applying the Company’s accounting policies (continued)

Deferred income tax assets

Management continually evaluates the likelihood that it is probable that its deferred tax assets will be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. By its nature, this assessment requires significant judgment.

6.	Discontinued operations

On April 16, 2014, the Company’s predecessor, Osisko Mining Corporation announced that it had entered into an agreement (the "Agreement") with Yamana and Agnico Eagle, pursuant to which Yamana and Agnico Eagle acquired by way of a statutory plan of arrangement, on June 16, 2014, all of Osisko Mining Corporation's issued and outstanding common shares at that date.

Under the arrangement agreement, the Osisko Mining Corporation shareholders received on June 16, 2014, in exchange for each of their existing common shares: (i) $2.09 in cash, (ii) 0.26471 of a Yamana common share, (iii) 0.07264 of an Agnico Eagle common share and (iv) a common share of the Company (immediately thereafter consolidated on a 10 to 1 basis), which collectively have an aggregate value of $8.69 for each outstanding Osisko Mining Corporation common share based on the closing price of the Yamana, the Agnico Eagle and the Company common shares on the Toronto Stock Exchange on June 13, 2014, the last trading day of those shares preceding the effective date of the Agreement. In particular, such value attributable to Yamana common shares and the Agnico Eagle common shares is $ 2.38 and $2.63 per Osisko Mining Corporation common share respectively for an aggregate value of $5.01, and the value of the Company’s common share was $1.59 per Osisko Mining Corporation common share. Pursuant to the arrangement agreement, the shares of the Company were distributed to Osisko Mining Corporation shareholders as part of the consideration. In addition, 1.2 million common shares of the Company are held by an escrow agent to satisfy the eventual conversion of Osisko Mining Corporation’s convertible debentures with a nominal value of $75 million. In the event that the holders would not exercise their conversion option by June 16, 2017, the 1.2 million common shares would be returned to the Company for cancellation.

The following were transferred by Osisko Mining Corporation to the Company:

(a)	a 5% NSR on the Canadian Malartic mine;
(b)	a 2% NSR on Osisko Mining Corporation’s Canadian exploration properties including Upper Beaver, Kirkland Lake and Hammond Reef;
(c)	$157.0 million in cash;
(d)	all assets and liabilities of Guerrero camp in Mexico;
(e)	publicly traded equity investments in associates and other publicly traded companies; and
(f)	a tax pool of $50.0 million.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Discontinued operations (continued)

For purposes of these consolidated financial statements, the net assets transferred to the Company as indicated above have been deemed to have been retained by the Company and all other assets and liabilities of Osisko Mining Corporation representing its mining, exploration and evaluation operations in Canada have been deemed to have been distributed to the Company’s shareholders. Accordingly, in accordance with the requirements of IFRIC 17 Distributions of Non-cash Assets to Owners, the following net assets were deemed to have been disposed for proceeds equal to their estimated fair value:

Cash and cash equivalents	128,502
Inventories	84,427
Other current assets	48,145
Property, plant and equipment(i)	1,888,040
Restricted cash – non current	48,490
Accounts payable and accrued liabilities	(98,202)
Provisions and other liabilities	(22,944)
Long-term debt (including current portion)(ii)	(296,022)
Deferred income and mining taxes(iii)	(166,118)

Net assets deemed disposed of	1,614,318

Estimated deemed proceeds on disposal (iv)	3,358,433

Net gain on deemed disposal	1,744,115

(i)	After the deemed disposal of assets, the Company’s remaining property, plant and equipment consists solely of mining properties in the Guerrero district of Mexico and related exploration and evaluation expenditures capitalized for $2.1 million

(ii)	Includes the $75.0 million convertible debentures issued to Ressources Québec, a subsidiary of Investissement Québec, and Caisse de dépôt et placement du Québec which have not been converted prior to closing of the arrangement agreement and in respect thereto 1.2 million common shares of the Company are held by an escrow agent to satisfy the eventual conversion.

(iii)	Represents the aggregate of the historical deferred income and mining taxes liability of Osisko Mining Corporation assumed by Agnico Eagle and Yamana net of the $50.0 million tax pool transferred to the Company.

(iv)	Estimated based on the fair value of the consideration in the form of cash and Yamana and Agnico Eagle common shares paid to the Osisko Mining Corporation shareholders as part of the arrangement, net of transaction costs of $42.5 million.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Discontinued operations (continued)

The results of the Canadian mining, exploration and evaluation operations of Osisko Mining Corporation that are deemed to have been disposed of have been reclassified as discontinued operations as follows:

	2014	2013
	$	$
Results from discontinued operations:
Net gain on deemed disposal	1,744,115	-
Results of discontinued operations:
Revenues	347,663	675,648
Expenses(i)	(333,536)	(1,100,111)
Net earnings (loss) before income and mining taxes	14,127	(424,463)
Income and mining tax expense	(82,979)	(1,956)

Net loss	(68,852)	(426,419)
Net earnings (loss) from discontinued operations	1,675,263	(426,419)

Net earnings (loss) per share(ii) from discontinued operations	36.45	(9.75)

(i)	As at June 30, 2013, the Company determined that the review of economical parameters at the Hammond Reef gold project triggered an impairment testing. The result of the impairment test indicated that the carrying value of the Hammond Reef gold project could not be recovered. Accordingly, the Company recorded an impairment charge in the consolidated statement of income (included in discontinued operations) of $530,878,000, representing 100% of the capitalized costs related to the Hammond Reef gold project. As a result of the impairment charge, a tax recovery of $43,100,000 was recorded within income and mining tax expense (included in discontinued operations).

(ii)	As the Company reports net loss from continuing operations for 2014 and 2013, all potentially dilutive ordinary shares are deemed to be antidilutive and thus diluted earnings per share from discontinued operations is equal to the basic earnings per share from discontinued operations amount.

Supplemental summary of significant accounting policies for discontinued operations

(a)	Refundable tax credits for mining exploration expenses

The Company is entitled to a refundable tax credit on qualified mining exploration expenses incurred in the province of Québec. The credit is accounted for against the exploration expenses incurred.

(b)	Inventories

Material extracted from mines is classified as either ore or waste. Ore represents material that, at the time of extraction, is expected to be processed into a saleable form and sold at a profit. Raw materials are comprised of ore in stockpiles. Ore is accumulated in stockpiles that are subsequently processed into gold in a saleable form. Work in process represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories includes direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on property, plant and equipment including capitalized stripping costs; and an allocation of mine site overhead costs. As ore is sent to the mill for processing, costs are reclassified out of inventory based on the average cost per tonne of the stockpile.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Discontinued operations (continued)

Supplemental summary of significant accounting policies for discontinued operations (continued)

(b)	Inventories (continued)

The Company records provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are also recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand

(c)	Property, plant and equipment

Depreciation is calculated to amortize the cost of the property, plant and equipment less their residual values over their estimated useful lives using the straight-line method and following periods by major categories:

Producing assets	Unit of production
Exploration equipment and facilities	3-20 years
Mining fleet	7-13 years

Depreciation of property, plant and equipment, if related to mine development expenditures, is capitalized in mine development costs. These amounts will be recognized in the consolidated statement of income through depreciation of property, plant and equipment when they are put into production.

Stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as mine development costs.

It may be also required to remove waste materials and to incur stripping costs during the production phase of the mine. The Company recognizes a stripping activity asset if all of the below conditions are met:

i)	It is probable that the future economic benefit (improved access to the component of the ore body) associated with the stripping activity will flow to the Company.

ii)	The Company can identify the component of the ore body for which access has been improved.

iii)	The costs relating to the stripping activity associated with that component can be measured reliably.

The Company measures the stripping activity at cost based on an accumulation of costs incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable mine site overhead costs.

After initial recognition, the stripping activity asset is carried at cost less depreciation and impairment losses in the same way as the existing asset of which it is a part.

The stripping activity asset is depreciated over the expected useful life of the identified components of the ore body that becomes more accessible as a result of the stripping activity using the units of production method.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Discontinued operations (continued)

Supplemental summary of significant accounting policies for discontinued operations (continued)

(d)	Convertible debentures

The liability and equity components of convertible debentures are presented separately on the consolidated balance sheet starting from initial recognition.

The liability component is recognized initially at the fair value, by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability of comparable credit status and providing substantially the same cash flows that do not have an associated conversion option. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method; the liability component is increased by accretion of the discounted amounts to reach the nominal value of the debentures at maturity.

The carrying amount of the equity component is calculated by deducting the carrying amount of the financial liability from the amount of the debentures and is presented in shareholders’ equity as equity component of convertible debentures. The equity component is not re-measured subsequent to initial recognition except on conversion or expiry. A deferred tax liability is recognized with respect to any temporary difference that arises from the initial recognition of the equity component separately from the liability component. The deferred tax is charged directly to the carrying amount of the equity component. Subsequent changes in the deferred tax liability are recognized through the consolidated statement of income.

Transaction costs are distributed between liability and equity on a pro-rata basis of their carrying amounts.

(e)	Provisions

Provisions for environmental restoration, restructuring costs and legal claims, where applicable, are recognized when:

(i)	The Company has a present legal or constructive obligation as a result of past events.

(ii)	It is probable that an outflow of resources will be required to settle the obligation.

(iii)	The amount can be reliably estimated.

Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as finance costs. Changes in assumptions or estimates are reflected in the period in which they occur.

Provision for environmental restoration represents the legal and constructive obligations associated with the eventual closure of the Company’s property, plant and equipment and mining properties. These obligations consist of costs associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation, excluding the risks for which future cash flow estimates have already been adjusted.

(f)	Current and deferred mining tax

Current mining taxes

The mining tax expense for the period comprises current and deferred tax. Mining tax is recognized in the consolidated statement of income.

Mining taxes represent Canadian provincial taxes levied on mining operations and are classified as income taxes since such taxes are based on a percentage of mining profits.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Discontinued operations (continued)

Supplemental summary of significant accounting policies for discontinued operations (continued)

(f)	Current and deferred mining tax (continued)

Current mining taxes (continued)

The current mining tax charge is the expected mining tax payable on the taxable mining income for the year, using the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company, its subsidiaries and its joint ventures operate and generate taxable mining income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable mining tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the mining tax authorities. Mining tax on income in interim periods is accrued using the tax rate that would be applicable to expected total annual earnings.

Deferred mining taxes

The Company uses the asset and liability method of accounting for mining taxes. Under this method, deferred mining tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective mining tax bases. Deferred mining tax assets and liabilities are measured using enacted or substantively enacted mining tax rates (and laws) that are expected to apply to taxable mining income in the years in which those temporary differences are expected to be recovered or settled.

Deferred mining tax assets are recognized only to the extent that it is probable that future taxable mining profit will be available against which the temporary differences can be utilized.

Deferred mining tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current mining tax assets against current mining tax liabilities and when deferred mining tax assets and liabilities relate to mining taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(g)	Flow-through shares

The Company finances some exploration expenditures through the issuance of flow-through shares. The resource expenditure deductions for income tax purposes are renounced to investors in accordance with the appropriate income tax legislation. The difference, net of transaction costs, (“premium”) between the amount recognized in common shares and the amount the investors pay for the shares is recognized as a deferred gain, under provisions and other liabilities, which is reversed into earnings, under other gains or losses, when eligible expenditures have been made. The Company recognizes a deferred tax liability for flow-through shares and a deferred tax expense, at the moment the eligible expenditures are made.

(h)	Finance leases

The Company leases certain equipment. Leases of equipment for which the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased equipment and the present value of the minimum lease payments.

Each finance lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in long-term debt. The interest element of the finance cost is charged to the consolidated statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Cash and cash equivalents

	December 31,	December 31,
	2014	2013
	$	$
Cash	175,171	26,149
Cash equivalents	-	135,256
	175,171	161,405

8.	Restricted cash

	December 31,	December 31,
	2014	2013
	$	$
Current
Deposits in escrow(i)	-	560
	-	560
Non-current
Guarantees for letters of credit(ii)	-	2,010
Deposits is escrow(i)	-	40
Deposit with the Government of Québec(iii)	-	46,440
	-	48,490

(i)	As at December 31, 2013, the Company had deposits in escrow in the form of guaranteed investments certificates amounting to $600,000, including $500,000 as a guarantee for the restoration of the southern neighbourhood of the Town of Malartic.

(ii)	As at December 31, 2013, the Company had entered into irrevocable letters of credit in favour of government agencies with respect to environmental guarantees. The letters of credit were 100% secured by guaranteed investment certificates and a banker’s acceptance.

(iii)	As at December 31, 2013, the Company had a deposit of $46,440,000 with the Québec Government in the form of a bond, representing 100% of the total guarantee required to cover the entire future costs of rehabilitating the Canadian Malartic mine site.

9.	Accounts receivable

		December 31,		December 31,
		2014		2013
	$		$

Refundable tax credits		-		2,197
Sales and fuel taxes		295		16,820
Interest income receivable		133		229
Advances to suppliers and other receivables		134		5,306
		562		24,552

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	Inventories

	December 31,	December 31,
	2014	2013
	($)	($)
Finished products(i)	-	16,063
Work-in-process	-	11,611
Stockpiles	-	10,974
Mine supplies	-	40,599
	-	79,247

(i)	A change of refiner by the Canadian Malartic mine increased the delay between the shipment to the refinery and the credit to Osisko’s account and, as a result, a total of 1,881 ounces of gold arising from the 5% NSR royalty were only received in Osisko’s account in January 2015 (nil as at December 31, 2013 as the royalty agreement was not in effect). The market value of these gold ounces amounts to US$2,268,000 (C$2,631,000) using the London PM fixing on December 30, 2014 of US$1,206/oz.

11.	Other assets

	December 31,		December 31,
	2014		2013
	$	$	$

Prepaid expenses	104		5,230
Advance to a supplier (long-term service agreement)	-		19,030
Deferred financing costs(i)	211		-
	315		24,260

(i)	Unamortized deferred financing costs related to a $100 million revolving credit facility (Note 17). The deferred financing costs are being amortized over the period where the Company can draw the facility. Amortization in 2014 amounts to $9,000.

12.	Investments in associates

	2014	2013
	$	$

Balance - January 1	3,557	8,933
Acquisitions	5,138	-
Transfer from available-for-sale investments	7,488	-
Share of loss and comprehensive loss of associates	(854)	(1,149)
Impairment charge	(1,277)	(4,227)
Balance - December 31	14,052	3,557

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Investments in associates (continued)

The Company has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information on these associates is as follows:

	2014	2013
	$	$
Aggregate amount of the Company’s share of net loss from continuing operations	(824)	(1,149)
Aggregate amount of the Company’s share of other comprehensive loss	(30)	-

The main strategic investments in associates are as follows:

Falco Resources Ltd.

In 2014, Osisko increased its investment in Falco Resources Ltd. (“Falco”) and acquired 1,488,990 common shares at a price of $0.45 per common share and 1,218,265 common shares at a price of $0.27 per common share for an aggregate investment of $999,000. As at December, 31, 2014, the Company has an 11.4% interest in Falco. As the chair of the Board of Directors and chief executive officer of Osisko is also the chair of the Board of Directors of Falco, the Company concluded that it now exercises significant influence over Falco. In 2013, Falco investment was accounted for as an available-for-sale financial asset.

NioGold Mining Corp.

In 2014, Osisko increased its investment in NioGold Mining Corp. (“NioGold”) and acquired 14,000,000 flow-through common shares at a price of $0.35 per common share for a total investment of $4,900,000. As at December 31, 2014, the Company has a 19.5% interest in NioGold. As some officers and directors of Osisko are also directors of NioGold, the Company concluded that it now exercises significant influence over NioGold. In 2013, NioGold investment was accounted for as an available-for-sale financial asset.

13.	Other investments

	2014	2013
	$	$
Available-for-sale (marketable securities)
Balance - January 1	8,996	14,259
Acquisitions(i)	47,003	1,877
Proceeds on disposal of investments	(66)	(1,045)
Change in fair value	8,559	(6,095)
Transfer to investments in associates	(7,488)	-
Balance - December 31 (to report on next page)	57,004	8,996

(i)	In 2014, Osisko acquired a total of 3,562,616 common shares of Virginia Mines Inc. for a total consideration of $45,545,000, including $15,222,000 settled in cash and $30,323,000 settled with the issuance of common shares of Osisko (Note 19).

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Other investments (continued)

	2014	2013
	$	$

Subtotal from previous page	57,004	8,996

Financial assets at fair value through profit and loss (warrants)
Balance - January 1	2	1,135
Acquisition	304	-
Change in fair value	(236)	(1,133)
Balance - December 31	70	2

Loans and receivables (note receivable)
Balance - January 1	-	1,500
Acquisition (Note 14)	8,559	-
Effective interest income	59	-
Payment at maturity	-	(1,500)
Balance - December 31	8,618	-

Total	65,692	8,998

The investments comprise common shares, warrants and a note receivable, almost exclusively from Canadian publicly traded companies.

14.	Royalty interests

	December 31,	December 31,
	2014	2013
	$	$

Royalty interests	150	-
Royalty option interests	1,441	-
	1,591	-

Royalty interests

Canadian Malartic property

Osisko owns a 5% NSR on the Canadian Malartic property in Malartic, Québec which is now operated by the Canadian Malartic General Partnership created by Agnico Eagle and Yamana. The property extends over 220km2 and is located in the gold corridor which hosts current and past producers. The NSR originates from the transaction described in Note 6. As a result, a nominal carrying value was attributed to this royalty.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Royalty interests (continued)

Royalty interests (continued)

Upper Beaver and Kirkland Lake Properties

Osisko owns a 2% NSR royalty on the Upper Beaver and Kirkland Lake properties which are currently being jointly operated by Agnico Eagle and Yamana. The land package covers 220km2 in the Kirkland Lake mining camp in Ontario. The NSR originates from the transaction described in Note 6. As a result, a nominal carrying value was attributed to this royalty.

Hammond Reef Project

Osisko owns a 2% NSR royalty on the Hammond Reef properties located near Atikokan in Ontario. The NSR originates from the transaction described in Note 6. As a result, a nominal carrying value was attributed to this royalty.

Marban block and Malartic Hygrade-NSM block

In August 2014, Osisko completed the purchase for $150,000 of the rights held by NioGold to repurchase half of the existing net smelter return royalties on the Marban block and Malartic Hygrade-NSM block, consisting of:

(i)	The right to repurchase for the price of $1,000,000:

1.	0.25% NSR on the Marban claims
2.	0.5% NSR on the First Canadian claims
3.	1.0% NSR on the Norlartic claims

(ii)	The right to repurchase for the price of $1,000,000:

1.	1.0% NSR on the Malartic Hygrade-NSM claims

Other Canadian Properties

Osisko owns royalty interests on various other Canadian properties, including a 2% NSR on the Pandora property, which is located near Agnico Eagle’s Lapa Mine near Cadillac, Québec and 2% NSR on properties in the Yukon. These NSR originate from the transaction described in Note 6. As a result, a nominal carrying value was attributed to these royalties.

Royalty option interests

Michigan Projects

In December 2014, Osisko closed a transaction with Highland Copper Company Inc. (“Highland”) where Osisko has provided Highland with a $10.0 million secured loan in exchange for, among other things, a 3% sliding-scale NSR royalty option on all metals produced from the White Pine North project to be acquired by Highland. The White Pine North Royalty has a base rate 3% NSR and increases by 0.01% NSR for every $0.01 increase in the copper price above $3.00 per pound. Highland also granted Osisko an exclusive option to purchase a 100% silver NSR royalty on all future silver production from Highland's White Pine North and Copperwood Projects (collectively, the "Michigan Projects") for future cash consideration of US$26.0 million. At its sole discretion, the Company may elect to purchase the silver royalty within 60 days following the delivery by Highland of a feasibility study on the Michigan Projects. The loan is non-interest bearing, has a maturity date of December 31, 2015 and is secured by a first ranking charge on all present and future assets of Highland.

The fair value of the loan was calculated based on market interest rates for similar loans taking into account the credit risk associated with the counterparty. The difference between the fair value of the loan and the $10.0 million payment was assigned to the royalty option interests for an amount of $1,441,000.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Property, plant and equipment

	Exploration	Producing
	and evaluation	assets(i)	Total
	$	$	$
Year ended December 31, 2014
Opening net book value	395,081	1,475,851	1,870,932
Additions	13,434	62,186	75,620
Environmental restoration obligations	3	6,643	6,646
Share-based compensation capitalized	1,158	799	1,957
Depreciation	(95)	(61,295)	(61,390)
Dispositions	-	(502)	(502)
Write-offs(ii)	(4,275)	-	(4,275)
Deemed disposal (Note 6)	(404,483)	(1,483,557)	(1,888,040)
Closing net book value	823	125	948
Balance - December 31, 2014
Cost	823	139	962
Accumulated depreciation	-	(14)	(14)
Net book value	823	125	948

	Exploration	Producing
	and evaluation	assets(iii)	Total
	$	$	$
Year ended December 31, 2013
Opening net book value	901,211	1,451,335	2,352,546
Additions, net of government credits(iv)	42,008	145,850	187,858
Environmental restoration obligations	(174)	(618)	(792)
Share-based compensation capitalized	1,251	572	1,823
Depreciation	(700)	(120,574)	(121,274)
Depreciation capitalized	583	-	583
Dispositions	(135)	(839)	(974)
Transfers	(125)	125	-
Impairment (Note 6)	(530,878)	-	(530,878)
Write-offs(ii)	(17,960)	-	(17,960)
Closing net book value	395,081	1,475,851	1,870,932
Balance - December 31, 2013
Cost	929,360	1,690,195	2,619,555
Accumulated depreciation	(3,401)	(214,344)	(217,745)
Accumulated impairment	(530,878)	-	(530,878)
Net book value	395,081	1,475,851	1,870,932

(i)	As at December 31, 2014, producing assets are comprised of furniture and other equipment.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Property, plant and equipment (continued)

(ii)	In 2014, the Company terminated its participation in some grassroots projects in Mexico and in the Unites States of America. In 2013 the Company terminated its participation in the Nevada Gold properties, the Casault, Courville and Famatina projects and other grassroots projects and has written-off the costs capitalized in relation to these projects.

(iii)	Including assets under construction and equipment under finance lease having respective net book values of $171,511,000 and $121,100,000 as at December 31, 2013.

(iv)	In 2013, the Company claimed $217,000 in refundable tax credit on qualified mining exploration expenses incurred in the province of Québec. The credit is accounted for against the exploration expenses incurred.

16.	Accounts payable and accrued liabilities

	December 31,	December 31,
	2014	2013
	$	$

Trade payables	721	33,635
Other payables	1,205	16,790
Accrued liabilities	1,061	28,542
	2,987	78,967

17.	Long-term debt

	2014	2013
	($)	($)

Balance - January 1	316,951	337,412
Transaction costs - loans	-	(5,910)
New debt - obligations under finance lease	-	11,736
Transaction costs - obligations under finance lease	-	(113)
Repayment of debt - loans	(5,748)	(11,715)
Conversion of debt in common shares – loans	(4,583)	-
Repayment of debt - obligations under finance lease	(14,748)	(27,448)
Accretion expense	444	2,489
Amortization of transaction costs	1,785	4,251
Foreign exchange revaluation impact	1,921	6,249
Deemed disposal (Note 6)	(296,022)	-
Balance - December 31	-	316,951

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	Long-term debt (continued)

The summary of the long-term debt is as follows:

	December 31,	December 31,
	2014	2013
	($)	($)

Loans	-	164,603
Convertible debentures	-	75,000
Obligations under finance lease	-	89,539
Long-term debt	-	329,142
Debt issuance costs	-	(9,136)
Unamortized accretion on loan and convertible debentures	-	(3,055)
Long-term debt, net of issuance costs	-	316,951
Current portion	-	71,794
Non-current portion	-	245,157
	-	316,951

Revolving credit facility

Revolving credit facility (“Facility”) of $100 million with National Bank of Canada to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams. The Facility may be increased by $50 million at Osisko’s request. The Facility is secured by the Company’s assets (including the royalty on the Canadian Malartic mine) and has a two-year term, which can be extended by one year on each anniversary date. The Facility is subject to initial standby fees of 0.30% . Drawn funds with base and prime rate advances will bear interest at a base/prime rate plus between 0.50% and 2.50% and the London Inter-Bank Offer Rate (“LIBOR”) loans will bear interest at LIBOR plus between 1.50% and 3.50% depending on the Company’s leverage ratio. As at December 31, 2014, the Facility was not drawn.

The Facility includes covenants that require the Company to maintain certain financial ratios and meet certain non-financial requirements. As at December 31, 2014, all such ratios and requirements were respected.

Loans

CPPIB Credit Investments Inc.

Debt financing in the amount of $150 million with CPPIB Credit Investments Inc. (“CPPIB”). The loan bore interest at a rate of 6.875% (7.5% prior to October 1, 2013). The principal was payable as follows: $30 million in June 2014 and $40 million in June 2015, 2016 and 2017. The loan was secured by a pledge of all Company owned assets.

In 2013, the Company and CPPIB had amended certain elements related to the loan. These amendments were accounted for as a modification of debt. The total transaction costs related to the amendments amounted to $4,825,000, including $2,314,000 from the changes to the terms of the warrants previously issued to CPPIB (Note 20).

On June 16, 2014, the loan was deemed disposed as part of the Agreement with Yamana and Agnico Eagle as described in Note 6.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	Long-term debt (continued)

Loans (continued)

Fonds de solidarité FTQ

Unsecured debt financing of $20 million with Fonds de solidarité FTQ (the “Fonds”) with a term of seven year. The loan bore interest at an annual rate of 9.5% . The principal was payable in a minimum of 48 equal monthly instalments commencing on May 9, 2011. The agreement contained an optional conversion clause in case of a change of control. The Agreement with Yamana and Agnico Eagle (Note 6) triggered in June 2014 the optional conversion clause, which was exercised by the Fonds. The balance of the loan was then converted in 775,320 common shares of Osisko Mining Corporation based on the conversion ratio of 1 common share for each $5.97 of loan balance (post-consolidation of shares: 77,532 common shares).

Caterpillar Financial Commercial Account Corporation

In November 2012, the Company entered into an agreement with Caterpillar Financial Commercial Account Corporation to finance a service agreement with Hewitt Equipment Limited. The Company borrowed $14,651,000 at an interest rate of 0% reimbursable in 24 monthly installments, starting in February 2013. The Company booked the present value of the capital amount of the loan ($14,011,000) based on similar financings available on the market.

On June 16, 2014, the loan was deemed disposed as part of the Agreement with Yamana and Agnico Eagle as described in Note 6.

Convertible debentures

Senior non-guaranteed debentures for $37,500,000 with Ressources Québec (“RQ”), a subsidiary of Investissement Québec, and $37,500,000 with Caisse de dépôt et placement du Québec (“CDPQ”), which were convertible at the discretion of RQ and CDPQ into Osisko Mining Corporation’s common shares at a price of $6.25 per share (pre-transaction and consolidation of shares). The debentures bore interest at a rate of 6.875% (7.5% prior to October 1, 2013) per annum payable on a quarterly basis. The debentures had a maturity date of November 2017. At initial recognition, the net proceeds after transaction costs of $1,554,000 amounted to $73,446,000. Of this amount, the liability and equity components represented $62,410,000 net of transaction costs of $1,320,000 (included in debt issuance costs) and $11,036,000 ($8,005,000 net of the income tax effect) net of transaction costs of $234,000, respectively.

In 2013, the Company, RQ and CDPQ had amended certain elements related to the loan. These amendments were accounted for as a modification of debt. The total transaction costs related to the amendments amounted to $1,085,000.

On June 16, 2014, the financial liability component of the convertible debentures were deemed disposed as part of the Agreement with Yamana and Agnico Eagle as described in Note 6. In addition, as part of the Arrangement with Yamana and Agnico,Eagle the conversion option was amended such that upon its exercise, instead of receiving Osisko Mining Corporation shares, the convertible debenture holders will receive the same nominal consideration as received by shareholders of Osisko Mining Corporation on closing. In this context, the Company retained the obligation to deliver one common share (post-consolidation) for every $62.50 of nominal value of debentures. The Company deposited 1.2 million common shares with an escrow agent to be delivered if RQ and/or CDPQ exercise their conversion option. If the conversion is not exercised, these common shares will be returned to the Company for cancellation.

Obligations under finance lease

Obligations under capital lease with CAT Financial Services Limited (“CAT”) in four tranches. Tranche A bore interest at the one-month LIBOR plus 2.75% . The capital and interest were payable in 60 monthly instalments commencing on the day of delivery of the equipment. Tranche B bore interest at three-month LIBOR plus 2.75% and a credit spread based on the indicative pricing for a five-year medium term note. Tranche C and Tranche D bore interest at the three-month LIBOR plus 3.65% . The capital and interest of Tranches B, C and D were payable in 15 quarterly instalments commencing on the day of delivery of the equipment. Total transaction costs for 2013 amounted to $113,000 for an aggregated total of $1,693,000. The Company had purchase options for the equipment at the end of the leases, which it intended to exercise.

On June 16, 2014, the obligations under finance lease were deemed disposed as part of the Agreement with Yamana and Agnico Eagle as described in Note 6.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Provisions and other liabilities

	2014				2013

	Environ.		Deferred		Environ.		Deferred
	restoration	DSU and	premium		restoration	DSU and	premium
	obligations(i)	RSU(ii)	on FTS(iii)	Total	obligations(i)	RSU(ii)	on FTS(iii)	Total
	($)	($)	($)	($)	($)	($)	($)	($)

Balance - January 1	16,112	6,629	2,671	25,412	15,898	4,125	-	20,023
Accretion expense	530	-	-	530	1,086	-	-	1,086
New liabilities	6,444	16,613	-	23,057	721	6,256	-	6,977
Revision of estimates	209	5,352	-	5,561	(1,593)	(3,677)	-	(5,270)
Liabilities settlement	(351)	(27,833)	-	(28,184)	-	(75)	-	(75)
Issue of flow-through shares	-	-	-	-	-	-	3,116	3,116
Recognition of deferred premium on FTS(iii)	-	-	(2,671)	(2,671)	-	-	(445)	(445)
Deemed disposal (Note 6)	(22,944)	-	-	(22,944)	-	-	-	-
Balance - December 31	-	761	-	761	16,112	6,629	2,671	25,412

Current portion	-	375	-	375	702	3,540	2,671	6,913
Non-current portion	-	386	-	386	15,410	3,089	-	18,499
	-	761	-	761	16,112	6,629	2,671	25,412

(i)	The environmental restoration obligations represented the legal and contractual obligations associated with the eventual closure of the Company’s mining assets. The environmental restoration obligations were deemed disposed as part of the Agreement with Yamana and Agnico Eagle (Note 6).

(ii)	The Deferred and Restricted Share Units Plans are described in Note 21.

(iii)	The flow-through shares (“FTS”) issuance is described in Note 19.

19.	Share capital

Shares

Authorized
Unlimited number of common shares, without par value
Unlimited number of preferred shares, issuable in series

Issued and fully paid
51,691,439 common shares

Held in escrow
1,200,000 common shares

Share consolidation

Following the agreement described in Note 6, for each common share of Osisko Mining Corporation held, shareholders received one tenth of a common share of the Company which was treated as a share consolidation and applied retroactively to all share-related information, except when otherwise noted. As part of the transaction described in Note 6, 1.2 million common shares were issued and held in escrow for an eventual conversion of the convertible debentures deemed disposed (Note 17). In the event that the holders do not exercise their conversion option by June 16, 2017, the 1.2 million common shares will be returned to the Company for cancellation.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19.	Share capital (continued)

Shares (continued)

Share issuances

On November 17, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to la Caisse de dépôt et placement du Québec and le Fonds de solidarité FTQ at a price of $15.03 per common share for total gross proceeds of $42,000,000.

On November 16, 2014, Osisko acquired 2,387,616 common shares of Virginia Mines Inc. pursuant to share purchase agreements in exchange for the issuance of 2,196,607 common shares of Osisko. The transaction was closed on December 1, 2014 (Note 32).

Dividends

The Board of Directors has approved on November 16, 2014 the initiation of the Company’s quarterly dividend program. The first quarterly dividend of $0.03 per common share of the Company was declared on November 16, 2014 and paid on January 15, 2015 to shareholders of record as of the close of business on December 31, 2014. The 1.2 million common shares held in escrow are not eligible to the dividend.

Flow-through shares

In November 2013, Osisko Mining Corporation issued 1,416,400 flow-through shares at a price of $6.25 per share (post-consolidation of shares would represent 141,640 Osisko’s flow-through shares at a price of $62.50) for gross proceeds of $8,852,500. An amount of $5,736,500 was recognized under share capital and a deferred premium on flow-through shares of $3,116,000 was recognized under provisions and other liabilities. The deferred premium on flow-through shares was reversed to the consolidated statement of income in 2013 and 2014 when the exploration expenses were incurred and is included in discontinued operations (Note 6).

Capital management

Following the agreement with Yamana and Agnico Eagle, described in Note 6, the Company changed its business activities from a gold producer to a company engaged in the business of acquiring and managing precious metal and other high-quality royalties and similar interests. As a result, the definition of capital as well as capital management by the Company was modified to reflect the current business activities.

Capital is now defined as cash and cash equivalents, investments and the undrawn revolving credit facility managed by the Company’s management and governed by the Board of Directors. The Company’s objective when managing capital is now to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of high quality royalties, streams and other similar interests. Osisko’s management considers that the Company is well funded to grow its asset base and pay dividends to its shareholders with $175.2 million in cash and cash equivalents as at December 31, 2014, available-for-sale long-term investments of $57.0 million and undrawn revolving credit facility of $100.0 million with an additional $50.0 million increase capacity.

Employee Share Purchase Plan

Prior to June 16, 2014, the Company had an Employee Share Purchase Plan (the “Plan”) in place. Under the terms of the Plan, the Company contributed an amount equal to 60% of the eligible employee’s contribution towards the acquisition of shares from the treasury on a quarterly basis. A maximum of 2.5% of the issued and outstanding common shares were reserved for issuance under the Plan.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20.	Warrants

The following table details the changes in the Osisko Mining Corporation’s warrants for the period prior to June 16, 2014, without considering the effect of the share consolidation (Note 6):

	2014			2013
			Weighted			Weighted
			average			average
	Number of		exercise	Number of		exercise
	warrants	Amount	price	warrants	Amount	price
		$	$		$	$

Balance - January 1	12,500,000	20,575	6.25	14,517,453	19,311	10.08
Amendments to the terms(i)	-	-	-	-	2,314	-
Exercised(ii)	(12,500,000)	(20,575)	(6.25)	-	-	-
Expired	-	-	-	(2,017,453)	(1,050)	10.56
Balance - December 31	-	-	-	12,500,000	20,575	6.25

(i)	In December 2013, Osisko Mining Corporation and CPPIB amended certain clauses related to the warrants held by CPPIB as part of the 2013 amendment of the loan agreement (Note 17). The exercise price of the warrants was reduced from $10.00 per warrants to $6.25 per warrant and the acceleration clause was modified. The Company calculated the fair value of the warrants prior and after the 2013 amendments. The increase of $2,314,000 in the fair value was considered as transaction costs and credited to the warrants.

(ii)	The warrants were exercised prior to the transaction described in Note 6.

21.	Share-based compensation

Share options – Osisko Mining Corporation Plan

Osisko Mining Corporation had a share option plan (the “OMC Option Plan”) offered to its directors, officers, management, employees and consultants. Options could be granted at an exercise price determined by the Board of Directors but could not be less than the closing market price of the common shares of Osisko Mining Corporation on the TSX on the day prior to their grant. No participant could be granted an option which exceeded 5% of the issued and outstanding shares of Osisko Mining Corporation at the time of granting of the option. The number of common shares issued to insiders of Osisko Mining Corporation within one year and issuable to the insiders of Osisko Mining Corporation at any time under the OMC Option Plan or combined with all other share compensation arrangements, could not exceed 10% of the issued and outstanding common shares. The duration and the vesting period were determined by the Board of Directors. However, the expiry date could not exceed 5 years after the date of granting. All outstanding options under OMC Option Plan vested following the change of control related to the transaction described in Note 6 and the OMC Option Plan was subsequently terminated.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21.	Share-based compensation (continued)

Share options – Osisko Mining Corporation Plan (continued)

The following table summarizes information about the movement of Osisko Mining Corporation’s share options outstanding:

	From January 1, 2014		For the year ended
	to June 16, 2014		December 31, 2013
		Weighted		Weighted
	Number of	average	Number of	average
	options(i)	exercise price	options(i)	exercise price
		$		$
Balance - January 1	21,168,680	8.43	19,061,259	9.37
Granted	-	-	5,671,200	4.52
Exercised	(12,415,149)	6.33	(668,634)	2.58
Forfeited	(220,102)	9.49	(2,895,145)	8.25
Settled(ii)	(8,151,289)	11.64	-	-
Expired	(382,140)	7.79	-	-
Balance - End of period	-	-	21,168,680	8.43
Options exercisable - End of period	-	-	12,782,803	9.84

(i)	Excluding the effect of share consolidation where for each common share of Osisko Mining Corporation held, shareholders received one tenth of a common share of the Company (Note 6).

(ii)	Out-of-the-money outstanding share options were settled in cash at the date of the transaction with Yamana and Agnico Eagle (Note 6).

Share options – Osisko Gold Royalties Ltd Plan

In May 2014, the Company adopted a share option plan (the “OGR Option Plan”) offered to its directors, officers, management, employees and consultants. Options may be granted at an exercise price determined by the Board of Directors but shall not be less than the closing market price of the common shares of the Company on the TSX on the day prior to their grant. No participant shall be granted an option which exceeds 5% of the issued and outstanding shares of the Company at the time of granting of the option. The number of common shares issued to insiders of the Company within one year and issuable to the insiders of the Company at any time under the OGR Option Plan or combined with all other share compensation arrangements, cannot exceed 8% of the issued and outstanding common shares. The duration and the vesting period are determined by the Board of Directors. However, the expiry date may not exceed 7 years after the date of granting.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21.	Share-based compensation (continued)

Share options – Osisko Gold Royalties Ltd Plan (continued)

The following table summarizes information about the movement of Osisko’s share options outstanding:

	From June 16, 2014
	to December 31, 2014
		Weighted
	Number of	average
	options	exercise price
		$

Balance – June 16, 2014	-	-
Granted	901,400	14.89
Balance - December 31, 2014	901,400	14.89
Options exercisable - December 31, 2014	-	-

The following table summarizes the Company’s share options outstanding as at December 31, 2014:

	Options			Options
	outstanding			exercisable
			weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price	Number	exercise price	life (years)	Number	exercise price
$		$			$

13.95	8,000	13.95	4.85	-	-
14.90	893,400	14.90	4.69	-	-
	901,400	14.89	4.69	-	-

Share options – Fair value

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	2014	(i)	2013	(ii)

Dividend per share	1%		0%
Expected volatility(iii)	35%		45%
Risk-free interest rate	1%		1%
Expected life	48 months		36 months
Weighted average share price	$14.89		$4.52
Weighted average fair value of options granted	$4.01		$1.43

(i)	Share options issued in 2014 were all issued under the OGR Option Plan.

(ii)	Data is presented prior to the share consolidation as the OMC Option Plan was terminated as a result of the transaction described in Note 6.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21.	Share-based compensation (continued)

Share options – Fair value (continued)

(iii)	Since June 16, 2014, the expected volatility was estimated by benchmarking with companies having businesses similar to Osisko Gold Royalties Ltd. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

Prior to June 16, 2014, the expected volatility was estimated by reference to the historical volatility of Osisko Mining Corporation’s common share price back from the date of grant and for a period corresponding to the expected life of the options.

Share options issued in 2013 and 2014 are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is amortized over the vesting period. In 2014, the total share-based compensation related to share options and included in continuing operations amounted to $681,000 ($nil in 2013).

Deferred and restricted share units

Prior to the transaction described in Note 6, Osisko Mining Corporation had a Deferred Share Unit Plan and a Restricted Share Unit Plan. All outstanding deferred share units and restricted share units issued under these plans vested following the change of control related to the transaction described in Note 6 and the plans were subsequently terminated.

In April 2014, Osisko Gold Royalties Ltd adopted a new Deferred Share Unit Plan and a new Restricted Share Unit Plan. Osisko Mining Corporation’s terminated plans were similar to Osisko Gold Royalties Ltd new plans.

Under the Company’s new Deferred Share Unit Plan and Restricted Share Unit Plan, deferred share units (“DSU”) and restricted share units (“RSU”) can be granted to directors, officers and employees as part of their long-term compensation package, entitling them to receive payout in cash. The value of the payout would be determined by multiplying the number of DSU and RSU vested at the payout date by the closing price of the Company’s shares on the day prior to the payout date. The value to be recognized at each reporting date is determined based on the closing price of the Company’s shares and based on applicable terms for performance based and fixed components. The fair value is recognized over the vesting period.

The following table summarizes information about the DSU and RSU movements for the Osisko Mining Corporation terminated plans for the periods prior to June 16, 2014 without considering the effect of the share consolidation (Note 6):

	From January 1, 2014		For the year ended
	to June 16, 2014		December 31, 2013
	DSU	RSU	DSU	RSU

Balance - January 1	527,844	2,693,524	238,200	1,290,600
Granted	-	-	289,644	1,594,800
Exercised	(527,844)	(2,693,524)	-	(15,023)
Forfeited	-	-	-	(176,853)
Balance - End of period	-	-	527,844	2,693,524
Balance - Vested	-	-	261,744	-

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21.	Share-based compensation (continued)

Deferred and restricted share units (continued)

The following table summarizes information about the DSU and RSU movements for the new Osisko Gold Royalties Ltd plans:

	From June 16, 2014
	to December 31, 2014
	DSU	RSU
		$
Balance - June 16, 2014	-	-
Granted	60,100	228,100
Balance - December 31, 2014	60,100	228,100
Balance - Vested	-	-

The DSU granted to directors in 2014 and 2013 vest the day prior to the next annual general meeting and are payable at the end of the employment period of each director.

The RSU granted to officers in 2014 vest and are payable three years after the grant date, one half of which is depending on the achievement of certain performance measures. The RSU granted to officers and employees in 2013 vested and were payable three years after the grant date, two thirds of which were depending on the achievement of certain performance measures.

In 2014, the total share-based compensation expense related to the DSU and RSU plans and included in continuing operations amounted to $761,000 in 2014 (nil in 2013).

The following table summarizes the carrying value of the outstanding DSU and RSU and the fair value of the vested DSU and RSU as at December 31, 2014 and 2013:

	December 31, 2014		December 31, 2013
	Carrying	Intrinsic value	Carrying	Intrinsic value
	value	of vested units	value	of vested units
	$	$	$	$

Current portion	375	-	3,540	1,233
Non-current portion	386	-	3,089	-
	761	-	6,629	1,233

The carrying value of the DSU and RSU is included in provisions and other liabilities in the consolidated balance sheets (Note 18).

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22.	Income taxes

(i)	Income tax expense

	2014	2013
	$	$
Deferred income taxes (Note 22 (ii)):
Origination and reversal of temporary differences	3,291	126
Income tax expense	3,291	126

The components that give rise to deferred income and mining tax assets and liabilities are as follows:

	December 31,	December 31,
	2014	2013
	$	$
Deferred tax assets:
Other assets	202	1,802
Non-refundable tax credits	-	14,100
Share and debt issue expenses	45	1,335
Non-capital losses	-	13,585
Environmental restoration obligations	-	4,074
Income tax benefit of mining duties	-	13,754
Exploration and evaluation assets	11,387	-
	11,634	48,650
Deferred tax liabilities:
Exploration, development and mining assets	-	(64,272)
Mining duties	-	(53,202)
Available-for-sale assets	(1,440)	(779)
	(1,440)	(118,253)
	10,194	(69,603)

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22.	Income taxes (continued)

(ii)	The provision for income taxes presented in the consolidated financial statements differs from the amount that would arise using the statutory weighted average tax rate applicable to income of the consolidated entities, as a result of the following:

	2014	2013
	$	$

Earnings (loss) before income taxes	1,196	(28,558)
Income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate	321	(7,682)
Increase (decrease) in income taxes resulting from:
Losses in foreign jurisdictions not recognized	1,561	4,615
Tax benefits not recognized	1,081	1,836
Non-deductible expenses	299	-
Share-based compensation	183	-
Portion of capital loss (gain) not deductible	(146)	1,833
Losses in foreign jurisdictions subject to different tax rates	(218)	(476)
Other, net	210	-
Total income tax expense	3,291	126

The statutory tax rate is 26.9% for 2014 and 2013. The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates.

(iii)	The gross movement on the deferred income and mining tax accounts is as follows:

	2014	2013
	$	$

Balance, net - January 1	(69,603)	(67,521)
Income tax expense (Note 22 (i))	(3,291)	(126)
Tax recovery directly to equity	55	-
Investment in flow-through shares	920	-
Other comprehensive income	(866)	-
Deemed disposal of assets	82,979	(1,956)
Balance, net - December 31	10,194	(69,603)

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22.	Income taxes (continued)

(iv)	The analysis of the deferred income and mining tax assets and liabilities is as follows:

	2014	2013
	$	$
Deferred tax assets:
Deferred income and mining tax assets to be recovered after more than 12 months	1,707	34,731
Deferred income and mining tax assets to be recovered within 12 months	9,927	13,919
	11,634	48,650
Deferred tax liabilities:
Deferred income and mining tax liabilities to be recovered after more than 12 months	(350)	(58,932)
Deferred income and mining tax liabilities to be recovered within 12 months	(1,090)	(59,321)
	(1,440)	(118,253)
Total income and mining tax liabilities	10,194	(69,603)

(v)	The 2014 and 2013 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

			Benefit		Other
		Statement	from flow-		compre-	Discon-
	December 31,	of income	through		hensive	tinued	December 31,
	2013	(loss)	shares	Equity	income	operations	2014
	$	$	$	$	$	$	$
Deferred tax assets:
Other assets	1,802	202	-	-	-	(1,802)	202
Non-refundable tax credits	14,100	-	-	-	-	(14,100)	-
Share and debt issue expenses	1,335	(10)	-	55	-	(1,335)	45
Non-capital losses	13,585	-	-	-	-	(13,585)	-
Environmental restoration obligations	4,074	-	-	-	-	(4,074)	-
Income tax benefit on mining duties	13,754	-	-	-	-	(13,754)	-

Deferred tax liabilities:
Exploration and evaluation assets	(64,272)	(3,381)	1,318	-	-	77,722	11,387
Available-for-sale asset	-	(102)	(398)	-	(866)	(74)	(1,440)
Mining duties	(53,202)	-	-	-	-	53,202	-
Convertible debentures	(779)	-	-	-	-	779	-
	(69,603)	(3,291)	920	55	(866)	82,979	10,194

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22.	Income taxes (continued)

(v)	The 2014 and 2013 movement for deferred tax assets and deferred tax liabilities may be summarized as follows: (continued)

	December 31,	Statement of	Discontinued	December 31,
	2012	income (loss)	operations	2013
	$	$	$	$
Deferred tax assets:

Other assets	1,385	-	417	1,802
Non-refundable tax credits	17,338	-	(3,238)	14,100
Share and debt issue expenses	2,825	-	(1,490)	1,335
Non-capital losses	4,999	(126)	8,712	13,585
Asset retirement obligations	3,933	-	141	4,074
Income tax benefit on mining duties	9,697	-	4,057	13,754

Deferred tax liabilities:
Exploration, development and mining assets	(67,464)	-	3,192	(64,272)
Mining duties	(38,902)	-	(14,300)	(53,202)
Convertible debentures	(1,332)	-	553	(779)
	(67,521)	(126)	(1,956)	(69,603)

23.	Detail of expenses

Expenses by nature

	2014	2013
	$	$

Professional fees	8,015	6,430
Employee benefit expenses (see below)	4,980	1,159
Depreciation and write-off of property, plant, and equipment	4,289	8,122
Travel expenses	457	162
Rent and office expenses	415	133
Communication and promotional expenses	385	28
Public company expenses	373	167
Other expenses	-	83
	18,914	16,284

Employee benefit expenses
	2014	2013
	$	$
Salaries and wages	3,538	849
Share-based compensation	1,442	310
	4,980	1,159

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23.	Detail of expenses (continued)

Other gains (losses)	2014	2013
	$	$

Net loss on financial assets at fair value through profit and loss	(236)	(1,132)
Net gain (loss) on available-for-sale financial assets	2,556	(841)
Impairment on available-for-sale financial assets	(335)	(6,418)
Impairment on investments in associates	(1,277)	(4,227)
Others	364	136
	1,072	(12,482)

24.	Key management

Key management includes directors (executive and non-executive) and senior executives. In 2013, key management participated in non-brokered private placements by Osisko Mining Corporation and acquired 66,000 flow-through shares (post-consolidation of shares: 6,600 flow-through shares) for gross proceeds of $412,500. The flow-through shares were acquired under the same terms and conditions set forth for all subscribers.

The compensation paid or payable to key management for employee services is presented below:

	2014	2013
	$	$
Salaries and short-term employee benefits	2,232	173
Share-based compensation	1,415	-
	3,647	173

Compensation included in discontinued operations(i)	30,981	11,182

(i)	In 2014, compensation included in discontinued operations includes $14.9 million of termination payments to officers following the agreement described in Note 6.

Key management is subject to employment agreements which provide for market standard payments on termination of employment without cause or following a change of control which call for payments of between once to twice base salary and bonus and certain vesting clauses on restricted and deferred share units and options.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

25.	Earnings (loss) per share

	2014	2013
	$	$
Net loss from continuing operations attributable to shareholders of Osisko Gold Royalties Ltd	(2,095)	(28,684)

Net earnings (loss) attributable to shareholders of Osisko Gold Royalties Ltd	1,673,168	(455,103)

Basic weighted average number of common shares outstanding (in thousands)(i)	45,964	43,719
Dilutive effect of share options	-	-
Dilutive effect of warrants	-	-
Dilutive effect of convertible debentures	-	-
Dilutive effect of shares held in escrow	-	-
Diluted weighted average number of common shares	45,964	43,719

Net loss from continuing operations per share
Basic and diluted(ii)	(0.05)	(0.66)

Net earnings (loss) per share
Basic and diluted(ii)	36.40	(10.41)

(i)	After the effect of share consolidation where for each common shares of Osisko Mining Corporation held, shareholders received one tenth of a common share of the Company (Note 6).

(ii)	As a result of the net loss from continuing operations for 2014 and 2013, all potentially dilutive common shares are deemed to be antidilutive and thus diluted earnings (loss) per share is equal to the basic earnings (loss) per share for both years.

26.	Cash flow information

	2014	2013

	($)	($)
Change in non-cash working capital items
Increase in accounts receivable	(562)	-
Decrease (increase) in inventories	-	-
Decrease (increase) in other current assets	(104)	264
Increase (decrease) in accounts payable and accrued liabilities	2,793	(95)
	2,127	169

As at December 31, 2014, accounts payable related to share issue expenses amount to $194,000 (nil as at December 31, 2013).

Changes in presentation of interests

Interest income and interest expense were previously classified under investing activities and financing activities, respectively, in the consolidated statements of cash flows. Following the changes in the business activities of Osisko, management considers that the classification of interest income and interest expense under operating activities better reflects the current activities of acquiring and managing precious metal and other high-quality royalties and similar interests in Canada and worldwide. As a result, interest income of $1,340,000 included under investing activities in 2013 was reclassified under operating activities and interest expense of $22,314,000 included under financing activities from discontinued operations in 2013 was reclassified under operating activities from discontinued operations.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

27.	Financial risks

The Company’s activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and commodity price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s performance.

Risk management is carried out under policies approved by the Board of Directors. The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment in excess liquidities.

(a)	Market risks

(i)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s interest rate risk is primarily related to cash and cash equivalents, which bear interest at fixed rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant.

Other financial assets and financial liabilities are not exposed to interest rate risk because they are non-interest bearing.

The Company does not use derivatives to mitigate its exposure to interest rate risk.

(ii)	Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the US dollar.

The Company holds balances in cash and cash equivalents and accounts payable and accrued liabilities denominated in US dollars (obligations under capital lease were deemed disposed on June 16, 2014 (Note 6)) and is therefore exposed to gains or losses on foreign exchange. The Company does not use derivatives to mitigate its exposure to foreign currency risk.

As at December 31, 2014 and 2013, the balances in foreign currencies were as follows:

		US dollars
		December 31,
	2014	2013

Cash and cash equivalents	14,237	16,671
Accounts payable and accrued liabilities	(60)	(2,758)
Obligations under capital lease	-	(83,264)
Net balance	14,177	(69,351)
Equivalent in Canadian dollars	16,447	(73,761)

Based on the balances as at December 31, 2014, a 5% fluctuation in the exchange rates on that date (with all other variables being constant) would have resulted in a variation of approximately $822,000 in 2014 ($3,687,000 in 2013), before income taxes.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

27.	Financial risks (continued)

(a)	Market risks (continued)

(iii)	Commodity price risk

The future profitability of the Company is directly related to the market price of gold. Fluctuations in the gold price could create volatility in the Company’s future cash flows and the future reported amounts for sales in its consolidated statement of income and comprehensive income, both on a period-to-period basis and compared with operating budgets and forecasts. The Company is not counterparty to any financial instruments exposed to commodity price risks.

(b)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and a note receivable. The Company reduces its credit risk by investing its cash and cash equivalents in high-savings accounts and guaranteed investment certificates issued by Canadian chartered banks. In the case of notes receivable, the Company performs either a credit analysis or ensures that is has sufficient guaranties in case of a non-payment by the third party to cover the net book value of the note.

The carrying amount representing the maximum credit exposure of the Company by class of financial assets are as follows:

		December 31,		December 31,
		2014		2013
	$		$
Held to maturity:
Short-term debt securities		-		77,643
Bonds deposited as a guarantee for mine rehabilitation costs		-		46,440
		-		124,083
Loans and receivables:
Bank balances and cash on hand		175,171		26,149
Guaranteed investment certificates		-		60,222
Advances to suppliers and other receivables		134		5,306
Note receivable		8,618		-
		183,923		91,677

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment commitments and mining properties and matching the maturity profile of financial assets and liabilities. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures. The Company also manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 19. As at December 31, 2014, cash and cash equivalents are invested in high-saving accounts. As a result, the Company estimates that with the projected cash flows from operations and the current liquidity position, it has enough funds available to meet its financial liabilities for the next year.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

27.	Financial risks (continued)

(c)	Liquidity risk (continued)

The following table summarizes the Company’s financial liabilities as at December 31, 2014:

December 31, 2014
Between one
	Less than	and three	More than
	one year	years	three years
	$	$	$

Accounts payable and accrued liabilities	2,987	-	-
	2,987	-	-

The following table summarizes the Company’s financial liabilities as at December 31, 2013:

	December 31, 2013
		Between one
	Less than	and three	More than
	one year	years	three years
	$	$	$

Accounts payable and accrued liabilities	78,967	-	-
Long-term debt, including interests	89,677	159,375	128,139
	168,644	159,375	128,139

Amounts denominated in US dollars or subject to variable interest rates are determined based on the spot rates at the relevant date.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

28.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1	– Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3	– Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Equity securities (warrants)
Publicly traded gold mining exploration companies	-	-	70	70

Available-for-sale financial assets(i)
Equity securities (shares)
Publicly traded gold mining exploration companies	57,004	-	-	57,004

	57,004	-	70	57,074

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Equity securities (warrants)
Publicly traded gold mining exploration companies	-	-	2	2

Available-for-sale financial assets(i)
Equity securities (shares)
Publicly traded gold mining exploration companies	8,996	-	-	8,996

	8,996	-	2	8,998

(i)	On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

The Company has no financial liabilities measured at fair value in the consolidated balance sheets as at December 31, 2014 and 2013.

During the year ended 2014, there were no transfers between Level 1, Level 2 and Level 3.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

28.	Fair value of financial instruments (continued)

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices on a recognized securities exchange at the balance sheet dates. The quoted market price used for financial assets held by the Company is the last transaction price. Instruments included in Level 1 consist primarily of common shares trading on the TSX or the TSX Ventures.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on the Company’s specific estimates. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2. As at December 31, 2014 and 2013, the Company had no Level 2 financial instruments.

If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Financial instruments in Level 3

The warrants held by the Company are not traded on a recognized securities exchange. At each balance sheet date, the fair value of the investments in warrants is determined using the Black-Scholes option pricing model which includes significant inputs not based on observable market data. Therefore, investments in warrants are included in Level 3.

The following table presents the changes in the Level 3 investments (warrants) for the years ended December 31, 2014 and 2013:

	2014	2013
	$	$

Balance - January 1	2	1,135
Acquisition	304	-
Change in fair value - investments held at the end of the period(1)	(236)	(954)
Change in fair value - investments expired(1)	-	(179)
Balance - December 31	70	2

(1)	Recognized in the consolidated statement of income under other gains (losses).

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash and cash equivalents, advances to suppliers and other receivables, a note receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash and cash equivalents, advances to suppliers and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the note receivable and the long-term debt is made at the balance sheet date, based on relevant market information like actual interest rates and interest risk spread and other information about the financial instruments.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

28.	Fair value of financial instruments (continued)

Financial instruments not measured at fair value on the balance sheet (continued)

The following table presents the carrying amount and the fair value of the note receivable and the long-term debt, categorized as a Level 2, as at December 31, 2014 and 2013:

	December 31, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$

Note receivable	8,618	8,618	-	-
Long-term debt	-	-	316,951	327,807

29.	Segment disclosure

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties and similar interests. All of the Company’s assets and revenues are attributable to this single operating segment.

For the year ended December 31, 2014, 100% of the royalty revenues are earned from the Canadian Malartic mine, located in Canada. Geographic revenues from royalty interests are determined by the location of the mining operations giving rise to the royalty interest.

The following table summarizes the royalty interests by country, which is based on the location of the property related to the royalty interest:

Royalty interests	Country	Carrying value
$
Canadian Malartic(i)	Canada	-
Upper Beaver / Kirkland Lake(i)	Canada	-
Hammond Reef(i)	Canada	-
Marban / Malartic Hygrade-NSM	Canada	150
Michigan Projects	Unites States of America	1,441
Other(i)	Canada	-
1,591

(i)	The royalty interests in Canadian Malatic, Upper Beaver / Kirkland Lake, Hammond Reef and other Canadian properties originate from the transaction described in Note 6. As a result, a nominal carrying value was attributed to these royalties.

30.	Related party transactions

In 2013, the Company closed a non-brokered private placement with funds, certain accredited investors, directors, employees and officers and issued 1,416,400 flow-through shares at a price of $6.25 per share for gross proceeds of $8,852,500. The directors, officers and employees have subscribed to the flow-through shares under the same terms and conditions set forth for all subscribers for a total of 77,200 shares for gross proceeds of $482,500.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31.	Commitments

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2019. As at December 31, 2014, minimum commitments remaining under these leases were approximately $4,569,000 over the following years:

$

2015	1,197
2016	866
2017	802
2018	852
2019	852
4,569

32.	Subsequent events

Acquisition of Virginia Mines Inc.

On November 17, 2014, Osisko and Virginia Mines Inc. (“Virginia”), a mining exploration company active in Northern Quebec and holding a 2.0% to 3.5% royalty in the Éléonore gold property operated by Goldcorp Inc., announced that they had entered into a definitive agreement to combine the two companies. Under the terms of the transaction, which is structured as a plan of arrangement, each Virginia share is exchanged for 0.92 Osisko shares.

The transaction was closed on February 17, 2015 and Osisko acquired all of the outstanding common shares of Virginia and issued a total of 29,964,240 common shares to Virginia shareholders. Prior to the closing of the transaction, Osisko held 3,562,616 common shares which generated a gain of $7,948,000 at the closing date. Based on the closing price of Osisko’s common shares on February 13, 2015 of $16.31 (closing of the transaction was completed before markets open on February 17, 2015 and the markets were closed on February 16, 2015), the total consideration amounts approximately to $488.7 million. In addition, Osisko issued 1,695,770 share options as replacement options of Virginia using the same exchange rate of 0.92 than for the shares. The weighted average exercise price of the replacement options issued is $8.75 and the total fair value was evaluated at $13,685,000. Transaction costs related to the acquisition and expensed in 2014 amount approximately to $1,572,000. The combination of Osisko and Virginia diversifies the portfolio of assets in low geopolitical risk locations and improves the financial position of the combined company.

The initial accounting for the business combination was not completed by the date the audited consolidated financial statements were approved by the Board of Directors (February 18, 2015), due to the short delay with the closing of the transaction (February 17, 2015). As a result, the following information was not yet available: qualitative description of the factors that make up the goodwill recognized, information concerning the acquired receivables, the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed and the total amount of goodwill that is expected to be deductible for tax purposes. There are no contingent consideration arrangements and no indemnification assets related to this transaction.

Private placement of $200 million

On January 21, 2015, Osisko announced that it has entered into an agreement with a syndicate of underwriters who have agreed to buy, on a bought deal private placement basis, 10,960,000 special warrants of the Company (“Special Warrants”) at a price of $18.25 per Special Warrant, representing aggregate gross proceeds of $200,020,000. Each Special Warrant entitles the holder to acquire, for no additional consideration, one unit (“Unit”) of Osisko, with each Unit comprised of one common share (“Common Share”) of Osisko and one-half of one common share purchase warrant (each whole common share purchase warrant a “Warrant”) of Osisko. Each full Warrant will entitle the holder thereof to purchase one Common Share of Osisko at a price of $36.50 per Common Share, for a period of 84 months following the closing date.

The offering was closed on February 18, 2015 and Osisko issued 10,960,000 Special Warrants for gross proceeds of $200,020,000. Transaction costs are estimated at $10,279,000 for net proceeds of $189,741,000.